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                           BARBEQUES GALORE LIMITED

                            AUDIT COMMITTEE CHARTER

   The Audit Committee ("the Committee") of the Board of Directors ("the Board") of Barbeques Galore Limited ("the Company") shall comprise not less than 3 (three) members of the Board, a majority of whom shall be non-executive directors and a quorum will be 2 (two).

   The Chairman of the Committee shall be a non-executive director of the Company, elected by the Committee and confirmed by the Board. Members of the Committee shall be appointed for an initial 3 (three) year term of office whereafter their appointment may be subject to annual rotation. Other Board members, management, staff, external auditors and related organizations may attend by invitation of the Chairman.

   The Committee is empowered to examine any matters as it considers appropriate relating to the financial affairs of the Company and its controlled entities and to internal and external audit issues. In addition, the Committee shall examine any other matters referred to it by the Board.

   The duties and responsibilities of the Committee include (but are not restricted to), the undermentioned:

..   Reviewing:

   (i) financial statements to ensure they are presented in conformity with Generally Accepted Accounting Principles in all material respects, based on discussions with management and the external auditors and in compliance with the Board's statutory responsibilities, prior to submission to the Board for approval;

  (ii) financial statements and other financial information, as appropriate, which are released externally;

 (iii) the scope and effectiveness of the internal audit plan and, in consultation with management and the external auditors, initiating changes to the programme as appropriate;

  (iv) reports prepared by the external auditors and generally assisting and interacting with the external auditors, to enable them to discharge their duties in the most efficient and cost-effective manner;

   (v) accounting and administration policies;

  (vi) policies to avoid any potential conflicts of interest (including past and/or proposed transactions) between the Company and management; and

 (vii) related third party transactions, including appropriate disclosure in the financial statements as required by prevailing legislation.

..   Monitoring:

   (i) the establishment of an appropriate internal control framework (including information technology systems), together with on-going enhancements thereto;

  (ii) activities of the internal audit department (including consultation with the external auditors and discussion with management), as to scope and quality of internal accounting and financial controls currently in place;

 (iii) corporate risk assessment vis-a-vis the internal controls instituted; and

  (iv) procedures in place to ensure compliance with The Corporations Law, Securities and Exchange Commission, Nasdaq and any other legislative requirements.

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   Ultimate authority and responsibility to select, evaluate and where appropriate, replace the external auditors, rests with the Committee. The Committee shall also be responsible for ensuring:

   (i) receipt from the external auditors, of a formal written statement, delineating all relationships between the auditors and the Company, including any relationships or services that may impact the objectivity and independence of the auditors;

  (ii) discussions with the external auditors, relating to judgements as to quality and not only acceptability, of the Company's accounting principles as applied to financial reporting; and

 (iii) independent professional advice is sought as and when it considers such action necessary and/or appropriate, including recommendations in consequence thereof, to the Board.

   The Committee shall have the authority to seek any information it requires from any officer or employee of the Company and its controlled entities and shall report its findings and recommendations to the Board after each meeting but shall have no executive powers with regard to any such findings and recommendations.

Secretarial and meetings:

   The Company Secretary shall be appointed secretary of the Committee and, in conjunction with the Chairman, shall draw up an agenda to be circulated at least one week prior to each meeting to the members of the Committee and the external auditors.

   Meetings shall be held at least four times a year.

                                                          Dated: 4 January 2001

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